Loop Media, Inc. 8-K

Exhibit 2.1

Dated 1 December 2020

Ithaca EMG Holdco LLC

and

Ithaca Holdings, LLC

and

Loop Media, Inc.

SHARE PURCHASE AGREEMENT

Allen & Gledhill LLP

One Marina Boulevard #28-00 Singapore 018989

Tel: +65 6890 7188  |  Fax +65 6327 3800

allenandgledhill.com

This Agreement is made on 1 December 2020 among:

(1)	Ithaca EMG Holdco LLC (Company File No. 5731372), a company formed in the State of Delaware whose registered office is at c/o Cogency Global Inc., 850 New Burton Road, Suite 201, City of Dover, County of Kent, Delaware 19904 (the “Seller”);

(2)	Ithaca Holdings, LLC (Company File No. 5356631), a company formed in the State of Delaware whose registered office is at c/o Cogency Global Inc., 850 New Burton Road, Suite 201, City of Dover, County of Kent, Delaware 19904 (“Holdings”); and

(3)	Loop Media, Inc., a company incorporated in Nevada whose registered office is at 700 N. Central Avenue, Suite 430, Glendale, California 91203 (the “Purchaser”),

(together, the “Parties” and each, a “Party”).

Whereas:

(A)	The Seller has agreed to sell the Sale Shares (as defined below) and to assume the obligations imposed on the Seller under this Agreement; and

(B)	The Purchaser has agreed to purchase the Sale Shares and to assume the obligations imposed on the Purchaser under this Agreement.

It is agreed as follows:

1.	Interpretation

In this Agreement, unless the context otherwise requires, the provisions in this Clause 1 apply:

1.1	Definitions

“Business Day” means a day which is not a Saturday, a Sunday or a bank public holiday in Singapore and Los Angeles County, California, the United States of America;

“Cash Consideration” has the meaning given to it in Clause 3.1.1;

“Closing” means the completion of the sale of the Sale Shares pursuant to Clauses 4.1 and 4.2 of this Agreement;

“Closing Date” means 1 December, or such other date as may be agreed between the Parties in writing;

“Common Stock” has the meaning given to it in Clause 3.1.2;

“Company” means EON Media Group Pte. Ltd.;

“Consideration Common Stock” has the meaning given to it in Clause 3.1.2;

“Constitution” means the articles of association for the time being of the Company;

“Deed of Ratification and Accession” means the deed to be executed by the Purchaser in the form and on the terms set out in Appendix A;

“Encumbrance” means any claim, encumbrance, charge, mortgage, lien, option, equity, power of sale, hypothecation, retention of title, right of pre-emption, right of first refusal or other third party right or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing, including but not limited to interests arising from options, pledges, mortgages, indentures, security agreements, rights of first refusal or rights of pre-emption, irrespective of whether such lien arises under any agreement, covenant, other instrument, the mere operation of statutory or other laws or by means of a judgment, order or decree of any court, judicial or administrative authority, and shall also mean any approval or consent required from a third party to the exercise or full vesting of a right or title

“EROM” means the Company’s electronic register of members kept and maintained by the Registrar of Companies;

“FWE” means Far West Entertainment HK Limited (Company Registration No. 1443043), a company incorporated in Hong Kong whose registered office is at Unit 511, 5/F, APEC Plaza, 49 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong;

“Knowledge” means the actual knowledge of Eric Holden or Peter Bartle;

“Ordinary Shares” means the ordinary shares in the capital of the Company;

“OTC Markets” means the American financial market, operated by OTC Markets Group Inc., providing price and liquidity information for over-the-counter securities;

“Preference Shares” means the preference shares in the capital of the Company;

“Purchaser’s Group” means the Purchaser and its affiliates from time to time;

“Remaining Shares” means the remaining Shares registered in the name of the Seller in the EROM immediately after Closing, being:

(i)	1,350 Ordinary Shares; and

(ii)	1,084 Preference Shares;

“RJG” means Robert John Graham (Passport No. PA8361203) an Australian Citizen of Apartment 1306, 55 Queens Road, Melbourne VIC 3004, Australia;

“Sale Shares” means:

(i)	1,350 Ordinary Shares; and

(ii)	1,083 Preference Shares;

“SEC” means the U.S. Securities and Exchange Commission;

“Seller’s Group” means the Seller, Holdings and their respective affiliates from time to time;

“Shareholders’ Agreement” means the shareholders’ agreement dated 3 June 2015 made among RJG, FWE, the Seller and the Company, as amended, restated or otherwise modified;

“Shares” means the Ordinary Shares and Preference Shares;

“Stamp Duty Documents” means a working sheet computing the net asset value per Sale Share in the form prescribed by the Stamp Duty Branch of the Inland Revenue Authority of Singapore and signed by a director or the secretary of the Company;

“Supplemental Agreement” means the supplemental agreement to be entered into among RJG, FWE, the Seller and the Company in the form set out in Appendix B;

“Surviving Provisions” means Clauses 1, 6, 7.2 to 7.9 and 7.12 to 7.15;

“Taxation” or “Tax” means all forms of taxation whether direct or indirect and whether levied by reference to income, profits, gains, net wealth, asset values, turnover, added value or other reference and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions, rates and levies (including social security contributions and any other payroll taxes), whenever and wherever imposed (whether imposed by way of a withholding or deduction for or on account of tax or otherwise) and in respect of any person and all penalties, charges, costs and interest relating thereto;

“Tax Authority” means any taxing or other authority competent to impose any liability in respect of Taxation or responsible for the administration and/or collection of Taxation or enforcement of any law in relation to Taxation;

“Transaction Documents” means this Agreement and any other agreement or document to be entered into pursuant to or in connection with this Agreement;

“U.S.” means the United States of America;

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended from time to time; and

“United States Dollar(s)” and the sign “US$” means the lawful currency of the United States of America.

1.2	Modification etc. of Statutes

References to a statute or statutory provision include:

1.2.1	that statute or provision as from time to time modified, re-enacted or consolidated whether before or after the date of this Agreement;

1.2.2	any past statute or statutory provision (as from time to time modified, re-enacted or consolidated) which that statute or provision has directly or indirectly replaced; and

1.2.3	any subsidiary or subordinate legislation made from time to time under that statute or statutory provision which is in force at the date of this Agreement,

except to the extent that any statute, statutory provision or subsidiary or subordinate legislation made or enacted after the date of this Agreement would create or increase a liability of the Seller under this Agreement.

1.3	Singular, Plural, Gender

References to one gender include all genders and references to the singular include the plural and vice versa.

1.4	References to Persons and Companies

References to:

1.4.1	a person include any natural person, company, limited liability partnership, partnership, business trust or unincorporated association (whether or not having separate legal personality); and

1.4.2	a company shall include any company, corporation or any body corporate, wherever incorporated.

1.5	Affiliates and Control

The expression “affiliate” means with respect to any person, any other person directly or indirectly controlling, controlled by, or under common control with, such persons. The word “control” (including its correlative meanings, “controlled by”, “controlling” and “under common control with”) shall mean, with respect to a corporation, the right to exercise, directly or indirectly, more than 50 per cent. of the voting rights attributable to the shares of the controlled corporation and, with respect to any person other than a corporation, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person.

1.6	Clauses, Schedules etc.

References to this Agreement shall include any Recitals and Schedules to it and references to Clauses and Schedules are to Clauses of, and Schedules to, this Agreement. References to paragraphs and Parts are to paragraphs and parts of the Schedules.

1.7	Headings

Headings shall be ignored in interpreting this Agreement.

1.8	Information

References to books, records or other information mean books, records or other information in any form including paper, electronically stored data, magnetic media, film and microfilm.

1.9	Legal Terms

References to any Singapore or U.S. legal term (as the case may be) shall, in respect of any jurisdiction other than Singapore or U.S. (as the case may be), be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction.

1.10	Construction

Unless a contrary indication appears, a reference in this Agreement to “including” shall not be construed restrictively but shall mean “including without prejudice to the generality of the foregoing” and “including, but without limitation”.

2.	Agreement to Sell the Sale Shares

2.1	On and subject to the terms of this Agreement, the Seller agrees to sell, and the Purchaser agrees to purchase, the Sale Shares.

2.2	The Sale Shares shall be sold by the Seller free from Encumbrances and together with all rights and advantages attaching to them as at Closing (including the right to receive all dividends or distributions declared, made or paid on or after Closing).

3.	Consideration

3.1	Amount

The aggregate consideration payable by the Purchaser to the Seller for the purchase of the Sale Shares under this Agreement shall be an amount equal to the sum of US$1,500,000, which shall be wholly satisfied by:

3.1.1	the payment by the Purchaser to the Seller of US$750,000 in cash (the “Cash Consideration”); and

3.1.2	the delivery by the Purchaser to the Seller of such number of shares of common stock of the Purchaser, par value US$0.0001 per share, and any other class of securities into which such securities may hereafter be reclassified or changed (the “Common Stock”) traded on the OTC Markets under the symbol “LPTV”, as shall be determined in the manner set out hereinafter in this Clause 3.1.2.

The number of shares of Common Stock to be delivered by the Purchaser to the Seller pursuant to this Clause 3.1.2 (the “Consideration Common Stock”) shall be determined as follows:

X = A / B,

where:

“X” means the number of Consideration Common Stock, rounded up to the nearest whole number;

“A” means US$750,000; and

“B” means $1.6503 or, if the Closing does not occur on November 30, 2020, the price of each share of Common Stock based on the 10-day volume weighted average market price of the Common Stock traded on the OTC Markets under the symbol “LPTV” as of the date falling two (2) Business Days prior to Closing as determined in good faith by the Purchaser in consultation with the Seller.

4.	Closing

4.1	Date and Place

Subject to Clause 4.3.3, Closing shall take place on the Closing Date at the offices of the Company Secretary, Petra Consultants Pte Ltd, at 272A River Valley Road, Singapore 238315, or at such other location, time or date as may be agreed in writing between the Parties.

4.2	Closing Events

On Closing, the Seller and the Purchaser shall comply with their respective obligations specified in Schedule 1.

4.3	Breach of Closing Obligations

If the Seller or the Purchaser fails to comply with any material obligation in Clause 4.2 and Schedule 1, the Purchaser, in the case of non-compliance by the Seller, or the Seller, in the case of non-compliance by the Purchaser, shall be entitled (in addition to and without prejudice to all other rights or remedies available, including the right to claim damages) by written notice to the other:

4.3.1	to terminate this Agreement (other than the Surviving Provisions) without liability on its part;

4.3.2	to effect Closing so far as practicable having regard to the defaults which have occurred; or

4.3.3	to fix a new date for Closing (being not more than 20 Business Days after the date set for Closing) in which case the provisions of this Clause 4 shall apply to Closing as so deferred but provided such deferral may only occur once.

5.	Warranties

5.1	The Seller’s and Holdings’ Warranties

5.1.1	The Seller and Holdings hereby jointly and severally represent, warrant and undertake to and with the Purchaser that:

(i)	Incorporation

Each of the Seller and Holdings is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite limited liability company power and authority to carry on its business as now conducted and as currently proposed to be conducted. Each of the Seller and Holdings is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

(ii)	Authority to Enter into This Agreement etc.

All limited liability company action on the part of the Seller and Holdings, each of their respective officers, directors and members necessary for the authorization, execution and delivery of this Agreement, the performance of all obligations of the Seller and Holdings hereunder, and the sale and delivery of the Sale Shares being sold hereunder has been taken or will be taken prior to Closing, and each of the Seller and Holdings has the legal right and full power and authority to enter into and perform this Agreement and any other Transaction Document to which it is a party, which when executed will constitute valid and binding obligations on the Seller and Holdings, in accordance with their respective terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(iii)	Governmental Consents: Conflicts: Violations.

No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Seller is required in order to transfer the Sale Shares hereunder. Except as otherwise legally and effectively waived and having no further force or effect, neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated in this Agreement by the Seller and Holdings will (a) result in the violation or breach, (b) give rise to any material termination rights or material payment obligations under or (c) require the Seller or Holdings to obtain any consent, authorization or approval of any third party or governmental authority under any provision of (I) the Seller’s or Holdings’ articles, by-laws or any other organizational documents of such corporations, (II) agreements, contracts and instruments to which the Seller or Holdings is a party, or by which the Seller or Holdings or any of their respective assets is legally bound, along with any amendment, supplement and modification in respect thereto, or (III) any foreign or domestic constitution, treaty, law, statute, regulation, code, ordinance, principle of common law or equity, rule, municipal by-law, order or other requirement (including a requirement arising at common law) having the force of law, and any policy, practice, protocol, standard or guideline of any governmental authority having the force of law relating or applicable to the transactions contemplated by this Agreement, in respect of which the Seller or Holdings must comply.

(iv)	No Breach

Except as otherwise legally and effectively waived and having no further force or effect, the execution and delivery of, and the performance by the Seller and Holdings of their obligations under, this Agreement and any other Transaction Document to which either of them is a party and the consummation of the transactions contemplated hereby and thereby will not result in, nor will such consummation constitute, with or without the passage of time and giving of notice, an event that results in:

(a)	any violation, default, conflict, or breach of any provision of the Certificate of Formation or equivalent constitutional document of the Seller and Holdings; or

(b)	a breach of, or give any third party a right to terminate or modify, or result in the creation of any Encumbrance under, any agreement, licence or other instrument or result in a breach of any order, judgment or decree of any court, governmental agency or regulatory body to which the Seller or Holdings is a party or by which the Seller, Holdings or any of their assets is bound.

(v)	Ownership of Sale Shares

(a)	The Seller is the sole record and beneficial owner of, and has good and valid title to, the Sale Shares;

(b)	the Seller has the full and unrestricted right, power and authority to validly sell, assign, transfer, convey and deliver and will on Closing be legally and beneficially entitled to transfer the Sale Shares to the Purchaser under this Agreement;

(c)	such Sale Shares are and will on Closing be free and clear from any Encumbrances whatsoever;

(d)	except for the Sale Shares and the Remaining Shares and any rights set forth in the Shareholders’ Agreement and the Constitution, neither the Seller nor Holdings nor any of their respective affiliates are holders of shares of the Company or holders of any securities of the Company or any of its subsidiaries which would entitle the holder thereof to acquire at any time securities of the Company, including, without limitation, any debt, preferred shares, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, securities of the Company; and

(e)	such Sale Shares have been properly and validly issued and allotted and are each fully paid or credited as fully paid.

(vi)	Financial Statements and Due Diligence.

The Seller has delivered to the Purchaser the financial statements and monthly management reports of the Company listed on Schedule 2 and the minutes and resolutions of the board of directors of the Company, or any committee thereof set forth on Schedule 3, and related material documentation, in each case, that the Seller has received from the Company or its representatives over the prior 18 months as a result of the Seller’s ownership of the Sale Shares or the Remaining Shares.

(vii)	Material Adverse Effect.

To the Knowledge of the Seller and Holdings, since 30 September 2020, there has been no material adverse effect on or material adverse change in the assets, the business or the condition (financial or otherwise), properties liabilities, reserves, working capital, earnings, technology, prospects or relations with customers, suppliers, distributors or employees of the Company; provided that none of the following shall be taken into account in determining whether there is a material adverse effect or material adverse change: any adverse effect, change, event, or development arising from or relating to: (a) general business, industry or economic conditions, (b) local, regional, national or international political or social conditions, including the engagement (whether new or continuing) by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack, any natural or man-made disaster or acts of God, (c) changes in financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (d) changes in laws, or (e) any epidemic, pandemic or disease outbreak (including the Covid-19 virus).

(viii)	Purchase Entirely for Own Account

This Agreement is made with the Seller in reliance upon the Seller’s representation to the Purchaser, which by the Seller’s execution of this Agreement the Seller hereby confirms, that the shares of Consideration Common Stock to be received by the Seller will be acquired for investment for the Seller’s own account, not as a nominee or agent, and not with a view to the distribution of any part thereof, and that the Seller has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Seller further represents that the Seller does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Consideration Common Stock.

(ix)	Disclosure of Information

The Seller believes that it has received all the information it considers necessary or appropriate for deciding whether to acquire the Consideration Common Stock. The Seller further represents that it has had an opportunity to ask questions and receive answers from the Purchaser regarding the terms and conditions of the Purchaser and the business, properties, prospects and financial condition of the Purchaser. The foregoing, however, does not limit or modify the representations and warranties of the Purchaser in Clause 5.2 of this Agreement or the right of the Seller to rely thereon.

(x)	Investment Experience

The Seller is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Consideration Common Stock. The Seller also represents that it has not been organized for the purpose of acquiring the Consideration Common Stock.

(xi)	Accredited Purchaser

The Seller is an “accredited investor” within the meaning of SEC Rule 501 of Regulation D of the U.S. Securities Act.

(xii)	Restricted Securities

The Seller understands that the Consideration Common Stock will be characterized as “restricted securities” under the federal securities laws inasmuch as they are being acquired from the Purchaser in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the U.S. Securities Act, only in certain limited circumstances. In this connection, the Seller represents that it is familiar with SEC Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the U.S. Securities Act.

(xiii)	New Put Option Shares and Price

Concurrently with the consummation of the sale and transfer of the Sale Shares pursuant to the terms of this Agreement (i) the New Put Option shall be in respect of the Remaining Shares only; (ii) the term “Ithaca Put Option Shares” in the Shareholders’ Agreement and the Notice shall be construed to refer to the Remaining Shares only; (ii) the term “New Put Option Price” shall be revised to mean an amount equal to US$1,500,000 in respect of the Remaining Shares, which amount will be reduced pro rata in line with any reduction in the Remaining Shares held by Ithaca or its affiliates; and (iii) the deadline for the completion of the sale and purchase of the Ithaca Put Option Shares (as revised by this Clause 3.1.3(ii)) shall be revised to February 26, 2021. All terms used in this paragraph (other than “Closing”) shall have the meaning given to such term in the Supplemental Agreement.

5.1.2	No Other Representations or Warranties

The Purchaser acknowledges and agrees that, except as set forth in Clause 5.1.1, the Seller makes no express or implied representation or warranty whatsoever, including with respect to the Sale Shares or the transactions contemplated hereby.

5.2	The Purchaser’s Warranties

5.2.1	The Purchaser hereby warrants and undertakes to and with each of the Seller and Holdings that:

(i)	Incorporation

The Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Nevada and has all requisite limited liability company power and authority to carry on its business as now conducted and as currently proposed to be conducted. The Purchaser is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

(ii)	Authority to Enter into This Agreement etc.

All limited liability company action on the part of the Purchaser, its officers, directors and members necessary for the authorization, execution and delivery of this Agreement, the performance of all obligations of the Purchaser hereunder, and the sale and delivery of the Consideration Common Stock being delivered hereunder has been taken or will be taken prior to Closing, and the Purchaser has the legal right and full power and authority to enter into and perform this Agreement and any other Transaction Document to which it is a party, which when executed will constitute valid and binding obligations on the Purchaser, in accordance with their respective terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(iii)	Governmental Consents: Conflicts: Violations.

No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Purchaser is required in order to purchase the Sale Shares hereunder. Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated in this Agreement by the Purchaser will (a) result in the violation or breach, (b) give rise to any material termination rights or material payment obligations under or (c) require the Purchaser to obtain any consent, authorization or approval of any third party or governmental authority under any provision of (I) the Purchaser’s articles, by-laws or any other organizational documents of such corporations, (II) agreements, contracts and instruments to which the Purchaser is a party, or by which the Purchaser or any of its assets is legally bound, along with any amendment, supplement and modification in respect thereto, or (III) any foreign or domestic constitution, treaty, law, statute, regulation, code, ordinance, principle of common law or equity, rule, municipal by-law, order or other requirement (including a requirement arising at common law) having the force of law, and any policy, practice, protocol, standard or guideline of any governmental authority having the force of law relating or applicable to the transactions contemplated by this Agreement, in respect of which the Purchaser must comply.

(iv)	No Breach

The execution and delivery of, and the performance by the Purchaser of its obligations under this Agreement and any other Transaction Document to which it is a party and the consummation of the transactions contemplated hereby and thereby will not result in, nor will such consummation constitute, with or without the passage of time and giving of notice, an event that results in:

(a)	any violation, default, conflict, or a breach of any provision of the Articles of Incorporation or equivalent constitutional document of the Purchaser;

(b)	a breach of, or give any third party a right to terminate or modify, or result in the creation of any Encumbrance under, any agreement, licence or other instrument or result in a breach of any order, judgment or decree of any court, governmental agency or regulatory body to which the Purchaser is a party or by which the Purchaser or any of its assets is bound; or

(c)	a breach of the laws of any jurisdiction to which the Purchaser is subject in respect of the transactions contemplated under this Agreement or which may otherwise be applicable to the Purchaser in connection with the transactions contemplated by this Agreement.

(v)	Solvency and Financial Resources

(a)	The Purchaser is not insolvent and is able to pay its debts as and when they fall due; and

(b)	the Purchaser has sufficient financial resources to pay the Cash Consideration.

(vi)	Accredited Purchaser

The Purchaser is an “accredited investor” within the meaning of SEC Rule 501 of Regulation D of the U.S. Securities Act.

(vii)	Restricted Securities

The Purchaser understands that the Sales Shares will be characterized as “restricted securities” under the federal securities laws inasmuch as they are being acquired from the Seller in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the U.S. Securities Act, only in certain limited circumstances. In this connection, the Purchaser represents that it is familiar with SEC Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the U.S. Securities Act.

(viii)	Equity Issuance

The shares of Consideration Common Stock, when issued, sold, and delivered in accordance with the terms and for the consideration expressed in this Agreement, shall (a) have the rights and privileges set forth in the Purchaser’s publicly available organizational documents, (b) have been and remain duly authorized and validly issued, (c) not be issued in violation of any preemptive or other rights of any person, the organizational documents of the Purchaser or any agreement to which the Purchaser is a party or by which the Purchaser is bound, (d) not be subject to or otherwise require the consent or approval of any person not otherwise unconditionally secured or obtained, (e) be issued in compliance with all applicable laws and (f) be issued free and clear of all liens and freely transferable, other than the restrictions on transfer arising under applicable laws.

(ix)	Purchase Entirely for Own Account

This Agreement is made with the Purchaser in reliance upon the Purchaser’s representation to the Seller, which by the Purchaser’s execution of this Agreement the Purchaser hereby confirms, that the Sale Shares to be received by the Purchaser will be acquired for investment for the Purchaser’s own account, not as a nominee or agent, and not with a view to the distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Sale Shares.

(x)	Disclosure of Information

The Purchaser believes that it has received all the information it considers necessary or appropriate for deciding whether to purchase the Sale Shares. The Purchaser further represents that it has had an opportunity to ask questions and receive answers from the Seller and the Company regarding the terms and conditions of the Company and the business, properties, prospects and financial condition of the Company.

(xi)	Investment Experience

The Purchaser is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Sale Shares. The Purchaser also represents that it has not been organized for the purpose of acquiring the Sale Shares.

5.3	Effect of Closing

The representations and warranties in Clauses 5.1 and 5.2, and all other provisions of this Agreement, to the extent that they have not been performed by Closing, shall not be extinguished or affected by Closing or by any other event or matter, except by a specific and duly authorised written waiver or release by the Purchaser, the Seller or Holdings (as the case may be).

6.	Confidentiality

6.1	Announcements

No announcement or circular in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of any member of the Seller’s Group or any member of the Purchaser’s Group without the prior written approval of each Party. This shall not affect any announcement or circular required by law or any regulatory body or the rules of any recognised stock exchange on which the shares of any Party are listed or of the SEC and the U.S. securities laws, but the Party with an obligation to make an announcement or issue a circular shall consult with the other Parties insofar as is reasonably practicable before complying with such an obligation.

6.2	Confidentiality

6.2.1	Subject to Clauses 6.1 and 6.2.2:

(i)	each Party shall treat as strictly confidential and not disclose or use any information received or obtained as a result of entering into this Agreement (or any Transaction Document) which relates to:

(a)	the existence and the provisions of this Agreement and of any Transaction Document; or

(b)	the negotiations relating to this Agreement (and any such other Transaction Document);

(ii)	the Seller and Holdings shall treat as strictly confidential and not disclose or use any information relating to the business, financial or other affairs (including future plans and targets) of the Purchaser’s Group; and

(iii)	the Purchaser shall treat as strictly confidential and not disclose or use any information relating to the business, financial or other affairs (including future plans and targets) of the Seller’s Group and the Company.

6.2.2	Clause 6.2.1 shall not prohibit disclosure or use of any information if and to the extent:

(i)	the disclosure or use is required by law, any regulatory body or any recognised stock exchange on which the shares of any member of the Seller’s Group or the Purchaser’s Group are listed or of the SEC and the U.S. securities laws;

(ii)	the disclosure or use is required to vest the full benefit of this Agreement in the Seller, Holdings or the Purchaser;

(iii)	the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any Transaction Document or the disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing Party;

(iv)	the disclosure is made to professional advisers on terms that such professional advisers undertake to comply with the provisions of Clause 6.2.1 in respect of such information as if they were a party to this Agreement;

(v)	the information is or becomes publicly available (other than by breach of this Agreement);

(vi)	the disclosure is made to the shareholders of the Company, other than the Seller;

(vii)	the other Parties have given prior written approval to the disclosure or use;

or

(viii)	the information is independently developed after Closing,

provided that prior to disclosure or use of any information pursuant to Clause 6.2.2(i), (ii) or (iii) except in the case of disclosure to a Tax Authority, the Party concerned shall promptly notify the other Parties of such requirement with a view to providing those other Parties with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use.

7.	Other Provisions

7.1	Further Assurances

Each Party shall, and shall use its reasonable endeavours to procure and ensure that any necessary third party shall, from time to time execute such documents and perform such acts and things as any of the Parties may reasonably require to transfer the Sale Shares to the Purchaser, to deliver the Consideration Common Stock to the Seller, and to give each Party the full benefit of this Agreement.

7.2	Whole Agreement

7.2.1	This Agreement contains the whole agreement between the Parties relating to the subject matter of this Agreement at the date of this Agreement to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between the Parties in relation to the matters dealt with in this Agreement.

7.2.2	The Purchaser acknowledges that it has not been induced to enter this Agreement by any representation, warranty or undertaking not expressly incorporated into it.

7.2.3	So far as is permitted by law and except in the case of fraud, each Party agrees and acknowledges that its only right and remedy in relation to any representation, warranty or undertaking made or given in connection with this Agreement shall be for breach of the terms of this Agreement to the exclusion of all other rights and remedies (including those in tort or arising under statute).

7.2.4	In Clauses 7.2.1 to 7.2.3, “this Agreement” includes the Transaction Documents.

7.3	Reasonableness

Each Party confirms it has received independent legal advice relating to all the matters provided for in this Agreement, including the terms of Clause 7.2 (Whole Agreement) and agrees that the provisions of this Agreement (including all documents entered into pursuant to this Agreement) are fair and reasonable.

7.4	Assignment

Except as otherwise expressly provided in this Agreement, none of the Parties may without the prior written consent of the other Parties, assign this Agreement, except in connection with a sale of all or substantially all of its assets, change of control or merger. The Purchaser shall not be entitled to make any claim against the Seller and/or Holdings in respect of any losses which it does not suffer in its own capacity as beneficial owner of the Sale Shares.

7.5	Survival

The representations and warranties contained in this Agreement shall survive for 12 months following the Closing and neither party shall be liable for breaches of any of their respective representations and warranties contained in this Agreement in respect of any claim, unless a notice of the claim is given within 14 months following Closing.

7.6	Variation

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each Party.

7.7	Time of the Essence

Time shall be of the essence of this Agreement both as regards any dates, times and periods mentioned and as regards any dates, times and periods which may be substituted for them in accordance with this Agreement or by agreement in writing between the Parties.

7.8	Method of Payment

Wherever in this Agreement provision is made for the payment by one Party to the other, such payment shall be effected by crediting for same day value the account specified by the payee to the payer reasonably in advance and in sufficient detail to enable payment by telegraphic or other electronic means to be effected on or before the due date for payment.

7.9	Costs

Each Party shall bear all costs incurred by it in connection with the preparation, negotiation and entry into of this Agreement and any Transaction Document and the sale and purchase of the Sale Shares.

7.10	Stamp Duty, Fees and Taxes

The Purchaser shall bear the cost of all stamp duty, any notarial fees and all registration and transfer taxes and duties or their equivalents in all jurisdictions where such fees, taxes and duties are payable as a result of the transactions contemplated by this Agreement. The Purchaser shall be responsible for arranging the payment of such stamp duty and all other such fees, taxes and duties, including fulfilling any administrative or reporting obligation imposed by the jurisdiction in question in connection with the payment of such taxes and duties.

7.11	Withholdings and Deductions

All sums payable by a Party under this Agreement shall be paid free and clear of all deductions, withholdings, set-offs or counterclaims whatsoever save only as may be required by law. If any deductions or withholdings are required by law the payer shall be obliged to pay to the payee such sum as will after such deduction or withholding has been made leave the payee with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding.

7.12	Notices

7.12.1	Any notice or other communication in connection with this Agreement (each, a “Notice”) shall be:

(i)	in writing; and

(ii)	delivered by hand, pre-paid registered post, e-mail or registered airmail in the case of international service or courier using an internationally recognised courier company.

7.12.2	A Notice to the Seller or Holdings shall be sent to the following address, or such other person or address as the Seller or Holdings may notify to the Purchaser from time to time:

Ithaca EMG Holdco LLC

2110 Colorado Ave, Suite 200
Santa Monica, California 90405 USA

Email:

Attention: General Counsel

Ithaca Holdings, LLC

2110 Colorado Ave, Suite 200

Santa Monica, California 90405 USA

Email:

Attention: General Counsel

7.12.3	A Notice to the Purchaser shall be sent to the following address, or such other person or address as the Purchaser may notify to the Seller and Holdings from time to time:

Loop Media, Inc.

700 N Central Avenue

Suite 430 Glendale
CA 91203

Email:

Attention: Jon Niermann, CEO

7.12.4	A Notice shall be effective upon receipt and shall be deemed to have been received:

(i)	two Business Days after posting, if delivered by pre-paid registered post;

(ii)	at the time of delivery, if delivered by hand or courier;

(iii)	five Business Days after posting, if delivered by airmail; or

(iv)	on the date and time of transmission of the e-mail by the sender or its service provider to the recipient, unless the sender or its service provider receives a non-delivery, “returned mail” reply message or any other error message indicating that the email was not successfully sent to the recipient’s mailbox or the mail server of the recipient’s service provider, if delivered by e-mail.

7.13	Invalidity

7.13.1	If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the Parties.

7.13.2	To the extent it is not possible to delete or modify the provision, in whole or in part, under Clause 7.13.1, then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed not to form part of this Agreement and the legality, validity and enforceability of the remainder of this Agreement shall, subject to any deletion or modification made under Clause 7.13.1, not be affected.

7.14	Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. The Parties may enter into this Agreement by executing any such counterpart. Signatures may be exchanged by fax or e-mail, with original signatures to follow. Each Party agrees to be bound by its own fax or electronic signature and that it accepts the fax or electronic signature of the other Parties.

7.15	Governing Law and Arbitration

7.15.1	This Agreement shall be governed by and construed in accordance with California law.

7.15.2	Any dispute arising out of or in connection with this Agreement, including any question as to the validity, existence or termination of this Agreement and/or this Clause 7.15, shall be resolved by binding arbitration administered by JAMS and conducted under the then-current JAMS Streamlined Arbitration Rules for the time being in force, which rules are deemed to be incorporated by reference in this Clause 7.15. The arbitration shall be conducted in the city of Los Angeles, California (or by teleconference or videoconference as necessary). The arbitrator shall be appointed by agreement between the relevant Parties to the arbitration and failing agreement within seven days of a written notice for such appointment, JAMS. The arbitral award made and granted shall be final, conclusive and binding on the relevant Parties to the arbitration.

Schedule 1
Closing Obligations
(Clause 4)

1.	Seller’s Obligations

Against compliance with the Purchaser’s obligations set out in paragraph 2 of this Schedule 1 and receipt by the Seller in full of the Cash Consideration and the delivery to the Seller of the Consideration Common Stock, on Closing, the Seller shall deliver or make available to the Purchaser the following:

1.1	transfers of the Sale Shares duly executed by the Seller in favour of the Purchaser (“Share Transfers”) accompanied by the relative share certificates and the Stamp Duty Documents; provided that the cost of any stamp duty taxes or fees shall be borne by the Purchaser;

1.2	a copy of the board resolutions of the Company approving the Share Transfers subject only to their being duly stamped and directing the secretary of the Company to promptly lodge the Share Transfers with the Registrar of Companies;

1.3	copies of the waivers by each of RJG and FWE of any rights of pre-emption over the Sale Shares and the Remaining Shares; and

1.4	a copy of the Supplemental Agreement, duly executed by RJG, FWE, the Seller and the Company.

2.	The Purchaser’s Obligations

On Closing, the Purchaser shall:

2.1	pay the Cash Consideration by way of telegraphic transfer of funds for same day value in immediately available funds as at Closing, to the following bank account of the Seller, or such other account as may be notified by the Seller to the Purchaser not less than five Business Days prior to Closing:

Beneficiary Name	:	Ithaca Holdings, LLC

Beneficiary Bank	:

Address

Bank Account No.

Bank Routing Number

Currency

2.2	deliver or make available to the Seller the following:

2.2.1	evidence that the Purchaser is authorised to execute and perform its obligations under this Agreement;

2.2.2	a copy of the Deed of Ratification and Accession, duly executed by the Purchaser;

2.2.3	a copy of the notification to ClearTrust LLC, being the transfer agent of the Purchaser as at the date of this Agreement, informing ClearTrust LLC to register the Consideration Common Stock in the name of the Seller in book entry form; and

2.2.4	a copy of the press release issued by the Purchaser in relation to the appointment of each of Scooter Braun, Allison Kaye and Jenn McDaniels as advisors to the Purchaser’s advisory board, in a form approved by the Seller prior to Closing.

Schedule 2
Financial Statements and Monthly Management Reports

Schedule 3
Board Minutes and Resolutions

Appendix A
Form of Deed of Ratification and Accession

Deed of Ratification and Accession

This Deed of Ratification and Accession is made and issued on 1 December 2020 by Loop Media, Inc. (the “New Shareholder”), a company incorporated in the State of Nevada, the United States of America, with its registered office at 700 N Central Avenue, Suite 430, Glendale, CA 91203 in favour of and for the benefit of each and all of the following:

(1)	the parties to the Shareholders’ Agreement dated 3 June 2015 (the “Shareholders’ Agreement”) made among Robert John Graham (“RJG”), Far West Entertainment HK Limited (“FWE”), Ithaca EMG Holdco LLC (the “Transferor”) and EON Media Group Pte. Ltd. (the “Company”, and collectively with RJG, FWE and the Transferor, the “Parties”) in relation to the Company; and

(2)	all persons and corporations who are or subsequently become shareholders of the Company.

Whereas:

(A)	The parties to the Shareholders’ Agreement have agreed thereunder to regulate the affairs of the Company.

(B)	The New Shareholder is the transferee of 1,350 ordinary shares in the capital of the Company and 1,083 preference shares in the capital of the Company (collectively, the “Transferred Shares”) by virtue of the instrument(s) of transfer in respect thereof executed by the Transferor.

(C)	By the terms of the Shareholders’ Agreement, it is a condition precedent to the registration of the Transferred Shares in the name of the New Shareholder that the New Shareholder executes this Deed.

Now this Deed Witnesses as follows:

1.	In this Deed, all references to the “Shareholders’ Agreement” means the Shareholders' Agreement referred to in sub-paragraph (1) above and includes all amendments, additions and variations thereto agreed between the parties thereto as contained or evidenced by the following documents:

(i)	the addendum dated 29 January 2019 made among the Parties; and

(ii)	the notice sent on or about 20 February 2020 from the Transferor to RJG and FWE, as supplemented by various written correspondence among the Transferor, RJG and FWE.

2.	The New Shareholder hereby covenants and agrees with each of the parties, persons and corporations in whose favour and for whose benefit this Deed is executed:

2.1	that in consideration of and upon the registration in the Company’s Register of Members of the New Shareholder as the holder of the Transferred Shares, the New Shareholder will as from the date of the registration of the New Shareholder as holder of the Transferred Shares, be bound by, and be entitled to the benefit of, all the terms and conditions of the Shareholders’ Agreement which are applicable to it as a Shareholder (as defined in the Shareholders' Agreement) in all respects as if it had been a party thereto; and

2.2	that this Deed is enforceable against the New Shareholder by any of the parties, persons and corporations in whose favour and for whose benefit this Deed is executed.

3.	For the purpose of Clause 20.1 of the Shareholders’ Agreement, the address, facsimile number and email of the New Shareholder is:

Address	:

Email	:

Attention	:

4.	This Deed shall be governed by, and construed in accordance with, the laws of Singapore.

In Witness Whereof this Deed has been entered into on the date stated at the beginning.

SIGNED SEALED and DELIVERED by

as attorney for and on behalf of Loop Media, Inc. in the presence of:

Witness’ signature
Name:
Address:

Appendix B
Form of Supplemental Agreement

In witness whereof this Agreement has been entered into on the date stated at the beginning.

THE SELLER

ITHACA EMG HOLDCO, LLC

By: Ithaca Holdings, LLC, its sole member

By:
Name: Jason M. Barr
Its: General Counsel

HOLDINGS

ITHACA HOLDINGS, LLC

By.
Name: Jason M. Barr
Its: General Counsel

THE PURCHASER

LOOP MEDIA INC.

By:

Name:	Patrick Sheil
Its:	General Counsel